Exhibit 1

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ENGINE CAPITAL, L.P.

Purchase of Common Stock	3,795	22.0946	03/07/2025
Purchase of Common Stock	15,799	21.8399	03/10/2025
Purchase of Common Stock	8,578	21.9563	03/11/2025
Purchase of Common Stock	19,823	21.3043	03/12/2025
Purchase of Common Stock	726	20.4910	03/14/2025

ENGINE JET CAPITAL, L.P.

Purchase of Common Stock	381	22.0946	03/07/2025
Purchase of Common Stock	1,587	21.8399	03/10/2025
Purchase of Common Stock	862	21.9563	03/11/2025
Purchase of Common Stock	1,992	21.3043	03/12/2025
Purchase of Common Stock	593	20.4910	03/14/2025

ENGINE LIFT CAPITAL, LP

Purchase of Common Stock	389	22.0946	03/07/2025
Purchase of Common Stock	1,620	21.8399	03/10/2025
Purchase of Common Stock	880	21.9563	03/11/2025
Purchase of Common Stock	2,033	21.3043	03/12/2025